Mail Stop 3561


November 21, 2005




Reda Akladios
Georgia International Mining Corporation
299 - 1917 West 4th Avenue
Vancouver, British Columbia V6J 1M7

	Re:	Georgia International Mining Corporation
		Amendment No. 1 to Form SB-2
		File No. 333-125138
		Filed September 12, 2005

Dear Mr. Akladios:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that the page numbers mentioned in our comments refer to those used in the marked courtesy copies of the amendment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *
1. We note your response to prior comment 1 of our June 22, 2005 letter. Please clarify whether your intention is to register "Units" consisting of one common share and one warrant (which is exercisable for one common share), as indicated in your filing, or just "Shares and Warrants" (with no reference to any "Units"), as indicated in your response letter. Currently, your response letter and filing are inconsistent on this issue. In the response letter, please tell us your intentions and revise the filing accordingly. To the extent that the common stock and warrants are to be offered only together, you must describe them as "units" on the cover page, which should clearly indicate that the company is offering units. Units would then also be listed as a separate class of securities in the fee table. Finally, the prospectus should indicate the price for each unit. To the extent that the common shares and warrants will detach and trade separately, please disclose when such an event will occur.
2. Many aspects of the Subscription Agreement, filed as Exhibit
10,
are inconsistent with the offering`s terms as stated in the prospectus. Please reconcile. We note the following examples of inconsistencies (note that these are just examples, not all, of the inconsistencies):

* The Subscription Agreement mentions a "minimum investment is
$200
(200,000 shares)." The prospectus does not mention any minimum dollar amount of investment or number of shares.

* The Subscription Agreement indicates that the shares will be offered at "$0.001 per share."  This differs from the price of
$0.01
per unit indicated in the prospectus.

* The Subscription Agreement indicates that the shareholder "hereby irrevocably (after 72 hours) tenders this subscription agreement and subscribes for that number of shares..." Delete this statement from the agreement; it is inconsistent with your obligation to return the subscribers` funds if the minimum sale number of units are not sold.

* The Subscription Agreement states that "the Subscriber understands that the Company will escrow the proceeds from the shares sold and that stock certificates will be issued only after the Company is successfully listed on the `Over The Counter Bulletin Board` (OTCBB), at which time the Company will transfer the funds to its regular account." This is inconsistent with the terms of the escrow arrangement as stated in the prospectus and the escrow agreement itself. Furthermore, if it is a condition to the completion of the offering, including the release of escrowed funds and the issuance of stock certificates, that your "stock" be quoted on the over-the-counter bulletin board, then you must prominently highlight and describe this condition and how it will operate. For example, how long will the escrow agent hold the funds pending a market maker being authorized to quote the company`s "stock" on the over-the-counter bulletin board? At what point will the escrowed funds be returned to investors if the company`s "stock" isn`t quoted on the over-the-counter bulletin board? We may have further comment.

3. Please refer to prior comment 2. The consent that you have filed must be updated since it is dated September 1, 2005. In addition, the consent does not reflect the April 27, 2005 date of the report of your independent registered public accounting firm and the date on which your last amendment was filed with us. Please revise.

4. Revise to provide your complete audited financial statements for the period ended March 31, 2005 as well as your interim financial statements.

Outside Front Cover Page of Prospectus
5. As requested by our prior comment 5, please state on the cover page that "promptly" means the next business day or as soon as possible after the termination of the offering. Include this disclosure in the Plan of Distribution section as well.
6. As requested by our prior comment 9, please state, if true, that there are no trading markets for any of your securities, not just units.

Move the discussion of the process for initiating OTC Bulletin Board quotations to another part of the prospectus. The cover page should be limited to only information required by Item 501 of Regulation S-B or otherwise material.
7. Please remove all discussions of the company`s potential use of broker-dealers from the cover page and prospectus. You may, if you wish, refer to the potential use of broker-dealers in the Plan of Distribution section, but you must then expressly state that you will file a post-effective amendment to disclose the details of the arrangements with broker-dealers.

Prospectus Summary
8. As requested by our prior comment 10, please include the complete legend required by Item 502(b) of Regulation S-B. Specifically, include the following statement: "This is in addition to the dealers` obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions." Also move the legend to the same page as where the table of contents is located.
9. The maximum length of the offering period stated in the Escrow Agreement (240 days), filed as Exhibit 10, differs from the 360-days maximum length of the offering period. Please reconcile.

Risk Factors, page 3
10. We note the revisions made in response to prior comment 14.
Please address the following comments:
* Include a subheading that summarizes the risks discussed;
* Given the importance of the risks, move this risk factor discussion to the beginning of the risk factors section; and
* The last sentence of your "Going Concern" risk factor discussion appears to mitigate the risk; please delete and state more clearly that your auditor has expressed substantial doubt about the company`s ability to continue as a going concern.

The option to purchase the mining claims as discussed..., page 4
11. Please revise the second sentence so its meaning is clearer.
Expand your description of your obligations to Firstline
Environment
Solutions, Inc., the factual background regarding these obligations, and the nature of the possible "legal actions" by Firstline
Environment Solutions.

Where You Can Get Additional Information, page 8
12. As requested by prior comment 17, please tell us the specific securities that you intend to register pursuant to Section 12(g) of the Exchange Act (e.g., units, common stock, warrants, or all of the above).
13. Please disclose the correct address for the SEC: 100 F Street, NE, Washington, DC 20549.

Determination of Offering Price, page 10
14. As requested by our prior comment 19, please reconcile the last two sentences of this section. The percentages indicated in these two sentences continue to be inconsistent (e.g., if the maximum number of units are sold, the investors will suffer dilution of either 45% or 95%).
15. We are unable to locate the revisions made in response to prior comment 20. Please either guide us to the disclosure or revise the filing to include the requested disclosure regarding the determination of the $0.12 exercise price for the warrants.

Plan of Distribution, page 14
16. We note that "banking charges" will be deducted from the funds transmitted by investors who subscribed but subsequently wish to withdraw their subscriptions even after the minimum sales threshold has been met.  We further note that these charges will be
determined
by the "financial institute" where the funds will be escrowed.
Given
that your escrow agent is your attorney, Mr. Dennis Brovarone, please
identify the "financial institute" to whom these charges will be paid. If Mr. Brovarone will hold the escrowed funds, then disclose
that fact clearly here and on the cover page.   Disclose the
estimated amount of the withdrawal charges.
17. Your response to prior comment 22 indicates that officers, directors, affiliates, and anyone involved with the marketing of the units will not reserve the right to purchase the units. Your disclosure in the Plan of Distribution section, however, states that they "does reserve" the right to purchase the units. Please reconcile.

Business Experience of Officers and the Director, page 16
18. We note your response to prior comment 26, particularly the statement that "Mr. Mollica is not...related to the company in any way." We note, however, that Mr. Gino Mollica and his family members purchased 1,200,000 common shares in the February 2005 private placement. In your response letter, please describe all of the company`s relationships between Mr. Gino Mollica and his family. In particular, we note that the Mollica family owns 1,200,000 shares out of the 8,200,000 shares outstanding as of June 30, 2005, making them significant stockholders. Please describe the familial relationships between each member of the Mollica family who owns the shares.

Description of Business, page 20

Strategy Implementation, page 20
19. The prospectus summary mentions that you are "still in the process of securing mining claims in the Northwest Territories and expect to own a number of claims before the end of the year." Please discuss in greater detail these claims and the current status of securing these claims.
20. As requested by our prior comment 29, please state clearly that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.
21. As requested by our prior comment 29, please provide the following disclosure:

* State whether government approval or permits are required for you to conduct exploratory activities in the targeted properties. See
Item 101(b)(8) of Regulation S-B. If so, describe the process for obtaining such approval or permits and indicate the current status of the company`s application. Indicate the length of the process for applying and obtaining the license.

* Describe the effects of any existing or probable government regulations on your business. See Item 101(b)(9) of Regulation S-B.

* Discuss the costs and effects of complying with any applicable environmental laws, including those governing exploratory or mining operations. See Item 101(b)(11) of Regulation S-B.
22. Please explain what you mean by the following statement on page
20:
"(1) A soil Geochemical surveys was conducted on the Foster East side soil grid, which returned anomalous values, from the 766 sample,
13.065 Km flagged, tagged, compass, and hip-chain survey."
23. Please disclose the party who conducted the "study" discussed on page 21. In addition, please file the report as an exhibit, as you indicated. File a consent by the person who conducted the study to being named in the registration statement and to your reference to the person`s report.
24. Please explain the meaning and significance of "analomous values."
25. We note your statement on page 21 that, "We expect to find commercially valuable deposit since the early geological studies and sampling conducted by the geological engineer and the laboratory tests were positive." Please disclose more detailed support for this significant statement. Also clarify whether you are stating that you believe that you will find deposits that will have a higher commercial value than the cost of production.
26. Please discuss how your drilling program will be affected if the company sells only the minimum number of units, which would result in less than the $500,000 amount discussed here. Your business discussion should explain how your business plans can vary if you sell only the minimum number of units. Make the corresponding changes to the related discussion in the MD&A section (e.g., explain what you mean by "smaller drilling program").
27. Indicate the anticipated period of time between the completion of the offering and the initiation of the drilling program.
28. We note that the option agreement with Firstline Environmental Solutions gives your company one year to complete the "exploration program." Please clarify whether "exploration program" refers to only the drilling program.
29. In the "Competitive Conditions" section, state your relative position in your industry. Describe the methods with which you intend to compete in this market.
30. Please explain in a clearer manner what "Flow Through Shares" are and how the company will use this "vehicle" to "enourage future investments."
31. The penultimate paragraph of the "Competitive Conditions" section appears irrelevant to the discussion of competition in your industry.
Please delete or move to another section.

Management`s Discussion and Analysis, page 24
32. We note that the $35,000 paid to Firstline Environment Solutions was a loan from Mr. Hague. Disclose the terms of the loans, including interest rate, repayment terms, and default provisions. File any agreements relating to this loan as exhibits. Clarify whether Mr. Hague is expected to provide further liquidity, such as additional loans, to the company.
33. Provide quantified estimates of the costs for the drilling program and product development programs. State clearly the anticipated sources of funds for these problems.

Report of Independent Registered Public Accounting Firm

34. Please refer to prior comment 38. Please file the revised report of your accountants which includes a going concern paragraph.
Tell
us how your accountants considered the guidance in AU Section 530 in preparing their revised report.
Signature page
35. As requested by our prior comment 41, please have your controller
(or principal accounting officer) sign the registration statement. If your principal financial officer is also your controller or principal accounting officer, please indicate that position underneath his signature.

Exhibit 5.1
36. We note that the opinion states the securities "have been legally issued, fully paid and non-assessable." Please revise to state that the securities, when sold, will be legally issued, fully paid and non-assessable.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sharon Virga at (202) 551-3385 or Kyle Moffatt at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Yu at
(202) 551-3372, Kathleen Krebs, Special Counsel, at (202) 551-
3810,
or me at (202) 551-3810 with any other questions.


Sincerely,



Assistant Director
Larry Spirgel


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Reda Akladios
Georgia International Mining Corporation
November 21, 2005
Page 1